DIVIDEND AND INCOME FUND
11 Hanover Square
New York, NY 10005

August 27, 2013

VIA EDGAR

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Rule 461 Request for Acceleration of Effective Date
Dividend and Income Fund – File Nos. 333-189804 and 811-08747
Pre-Effective Amendment to the Registration Statement
on Form N-2 (Accession No. 0001059213-13-000031)

Dear Mr. Greene:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Dividend and Income Fund (the “Fund”), the registrant with respect to the above-referenced Registration Statement, hereby requests that the staff of the Securities and Exchange Commission (“Commission”) accelerate the effectiveness of such Registration Statement so that it may become effective by 9:00 a.m. Eastern Time on August 28, 2013, or as soon thereafter as practicable.

In support of its request for acceleration, the Fund acknowledges that:

1.           The Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.           Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

3.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

4.           The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Fatima Sulaiman at (202) 778-9082, and that such effectiveness also be confirmed in writing.

Very truly yours,

DIVIDEND AND INCOME FUND

By: /s/ Jacob Bukhsbaum
Jacob Bukhsbaum
Chief Compliance Officer and Vice President